Exhibit 4.2

                  CHARTER MUNICIPAL MORTGAGE ACCEPTANCE COMPANY
                               625 MADISON AVENUE
                            NEW YORK, NEW YORK 10022



                                                          April 3, 1998


Arthur P. Fisch
71 Murray Street
New York, New York 10007

Dear Mr. Fisch:

         This letter agreement will confirm that the terms of your compensation as a member of the Board of Trustees of Charter Municipal Mortgage Acceptance Company, a Delaware business trust (the "Company"), are as follows:

         As a Trustee of the Company, you will be entitled to receive compensation at the rate of $15,000 per year in shares of beneficial interest of the Company, up to $5,000 of which may be received in cash at your option. The value of the shares of beneficial interest of the Company issued to you will be based on the fair market value at the date of issuance of such shares. You will also receive reimbursement of travel and other expenses and other out-of-pocket disbursements incurred in attending any meetings of the Board of Trustees of the Company.

         If this letter accurately describes the compensation terms of your position as a Trustee of the Company, please sign each enclosed original where indicated below, and return one of the signed originals to my attention.

         I look forward to our continuing efforts on behalf of the Company.

                                                       Sincerely yours,


                                                       /s/ Stuart J. Boesky
                                                       ------------------------
                                                       Stuart J. Boesky
                                                       President

Agreed and Acknowledged this
3rd day of April, 1998


/s/ Arthur P. Fisch
-------------------
Arthur P. Fisch